FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seanergy Maritime Holdings Corp. (the "Company") is furnishing this report on Form 6-K (the "Report") to announce that 38,984,667 of the Company's warrants, which were exercisable to purchase an aggregate of approximately 2,598,977 shares of the Company's common stock, have expired in accordance with their terms on September 24, 2011 and are no longer outstanding.

Such warrants expired without being exercised and had been issued in connection with the initial public offering of units of the Company's predecessor and in a private placement prior to such initial public offering.  As of the date of this Report, the Company has 7,317,662 shares of common stock issued and outstanding, and 1,138,917 of the Company's warrants remain outstanding and are exercisable to purchase an aggregate of approximately 75,927 shares of the Company's common stock.

This Report is hereby incorporated by reference into the Company's registration statements filed with the U.S. Securities and Exchange Commission on Form F-3 (File Nos. 333-166697 and 333-169813).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

  /s/ Dale Ploughman
By: Dale Ploughman
       Chief Executive Officer

Dated: September 26, 2011

SK 26979 0001 1228900